

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

May 5, 2009

Via U.S. Mail

Evan L. Kaplan
President and Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re: iPass Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed April 29, 2009**
> **File No. 0-50327**

Dear Mr. Kaplan:

    We have reviewed your revised filing and response letter, and have the following comments:

Revised Schedule 14A

Proposal 1 – Election of Directors, page 10

General

1. We note that in response to prior comment 6 from our letter dated April 27, 2009, you have revised Mr. Kaplan's biographical information to disclose that he acted as a consultant to iPass from July 2008 until November 2008. Please expand this disclosure to provide a brief explanation as to the nature of the responsibility undertaken by Mr. Kaplan as a consultant to the company. In your response letter, please describe with a view toward disclosure the terms of the consulting arrangement, including the compensation paid to Mr. Kaplan for his consulting services.

2. Please also advise why the company's consulting arrangement with Mr. Kaplan was not previously disclosed in your current report on Form 8-K filed on November 3, 2008, announcing his appointment as President, Chief Executive Officer and a director of the company. See Item 5.02(c)(2) of Form 8-K and Item 401(e) of Regulation S-K.

3. As previously requested, please revise the biographical information provided for Mr. Clapman to disclose clearly his business experience subsequent to July 2005.

Closing Comments

        As appropriate, please amend your proxy statement in response to these comments. Please clearly and precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

        If you have questions or comments please contact Katherine Wray at (202) 551-3483. In her absence, you may contact me at (202) 551-3444.

Sincerely,

Perry Hindin
Special Counsel, Office of Mergers & Acquisitions

cc: Via Facsimile (650) 849-7400
       Heather Rosmarin, Esq.
       Cooley Godward Kronish LLP